<u>FORM 6-K</u>

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

_____

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For <u>May 22, 2007</u>

<u>PETAQUILLA MINERALS LTD. (File #0-26296)</u>

(Translation of registrant's name into English)

<u>Suite 410, 475 West Georgia Street., Vancouver, British Columbia, Canada V6B 4M9</u>
(Address of principal executive offices)

Attachments:
      1.   News Release dated May 22, 2007
      2.   Material Change Report dated May 22, 2007 (re: May 22/07 news release)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F__✓__   Form 40-F _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes____   No __✓__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

PETAQUILLA MINERALS LTD.
(Registrant)

Date: May 22, 2007   By: *"Tony M. Ricci"*
                                       (Name)

                                        Its: <u>Chief Financial Officer</u>
                                            (Title)



Trading Symbols:
TSX: PTQ
OTCBB: PTQMF
FWB: P7Z

NEWS RELEASE

Petaquilla Copper Ltd. Closes Third Tranche of Private Placement Financing

Vancouver, BC – May 22, 2007: Petaquilla Minerals Ltd. ("the "Company"), as the largest single shareholder of Petaquilla Copper Ltd. ("Copper"), is pleased to announce that Copper has closed the third tranche of its non-brokered private placement (the "Private Placement"), issuing a total of 11,711,359 Units at a price of $2.00 per Unit and raising gross proceeds of $23,422,718.

Each Unit consists of one common share and one-half of one common share purchase warrant, with each whole warrant exercisable into a common share of Copper at a price of $3.50 per share for a period of five years, subject to certain accelerated expiry provisions. The closing date of the third tranche was May 18, 2007, and all securities issued under the Private Placement are subject to a four-month and a day resale restriction that remains in effect until September 19, 2007. In connection with the third tranche, Copper has paid a finder's fee of $505,000.

Copper had previously stated its intention to raise a total of $40,000,000 through the Private Placement of 20,000,000 Units. To date, Copper has raised $39,746,318 from the Private Placement. Therefore, the closing of subsequent tranches will follow.

The proceeds of the Private Placement will be used for working capital and to advance the Petaquilla Copper Project in Panama.

The Company presently holds 22,189,434 million shares in the capital of Copper.

About Petaquilla Minerals and Petaquilla Copper – Petaquilla Minerals Ltd. ("PTQ") is a British Columbia company which entered into a Plan of Arrangement with Petaquilla Copper Ltd. ("Copper") pursuant to which PTQ transferred to Copper an indirect 52% equity interest in Minera Petaquilla S.A. The Plan of Arrangement became effective on October 18, 2006. Copper is in the process of applying for a listing on a major Canadian Stock Exchange.

On behalf of the Board of Directors of
PETAQUILLA MINERALS LTD.

Richard Fifer
President and Chief Executive Officer

FOR FURTHER INFORMATION PLEASE CONTACT:
Petaquilla Minerals Ltd.
Phone: (604) 694-0021   Fax: (604) 694-0063
Toll-free: 1-877-694-0021

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED
THE INFORMATION CONTAINED HEREIN.

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.   **Name and Address of Company**

Petaquilla Minerals Ltd. (the "Company")
410 - 475 West Georgia Street
Vancouver, British Columbia
V6B 4M9

Item 2.   **Date of Material Change**

May 22, 2007

Item 3.   **News Release**

The Company's news release dated May 22, 2007, was disseminated by CCN Matthews on May 22, 2007.

Item 4.   **Summary of Material Change**

The Company, as the largest single shareholder of Petaquilla Copper Ltd. ("Copper"), announced that Copper had closed the third tranche of its non-brokered private placement on May 18, 2007, issuing a total of 11,711,359 Units at a price of $2.00 per Unit and raising gross proceeds of $23,422,718.

Item 5.   **Full Description of Material Change**

For a full description of the material change, please see Schedule "A".

Item 6.   **Reliance on subsection 7.1(2) or (3) of National Instrument 51-102**

Not Applicable.

Item 7.   **Omitted Information**

Not Applicable.

Item 8.   **Executive Officer**

Richard Fifer, President and Chief Executive Officer of the Company, can be contacted at (604) 694-0021.

Item 9.   **Date of Report**

Dated May 22, 2007

PETAQUILLA MINERALS LTD.

Per: "Richard Fifer"

Richard Fifer
President and Chief Executive Officer

NEWS RELEASE FOR: PETAQUILLA MINERALS LTD.

Contact person: Richard Fifer

Contact telephone number: 604-694-0021



Trading Symbols:
TSX: PTQ
OTCBB: PTQMF
FWB: P7Z

NEWS RELEASE

Petaquilla Copper Ltd. Closes Third Tranche of Private Placement Financing

Vancouver, BC – May 22, 2007: Petaquilla Minerals Ltd. ("the "Company"), as the largest single shareholder of Petaquilla Copper Ltd. ("Copper"), is pleased to announce that Copper has closed the third tranche of its non-brokered private placement (the "Private Placement"), issuing a total of 11,711,359 Units at a price of $2.00 per Unit and raising gross proceeds of $23,422,718.

Each Unit consists of one common share and one-half of one common share purchase warrant, with each whole warrant exercisable into a common share of Copper at a price of $3.50 per share for a period of five years, subject to certain accelerated expiry provisions. The closing date of the third tranche was May 18, 2007, and all securities issued under the Private Placement are subject to a four-month and a day resale restriction that remains in effect until September 19, 2007. In connection with the third tranche, Copper has paid a finder's fee of $505,000.

Copper had previously stated its intention to raise a total of $40,000,000 through the Private Placement of 20,000,000 Units. To date, Copper has raised $39,746,318 from the Private Placement. Therefore, the closing of subsequent tranches will follow.

The proceeds of the Private Placement will be used for working capital and to advance the Petaquilla Copper Project in Panama.

The Company presently holds 22,189,434 million shares in the capital of Copper.

About Petaquilla Minerals and Petaquilla Copper – Petaquilla Minerals Ltd. ("PTQ") is a British Columbia company which entered into a Plan of Arrangement with Petaquilla Copper Ltd. ("Copper") pursuant to which PTQ transferred to Copper an indirect 52% equity interest in Minera Petaquilla S.A. The Plan of Arrangement became effective on October 18, 2006. Copper is in the process of applying for a listing on a major Canadian Stock Exchange.

On behalf of the Board of Directors of
PETAQUILLA MINERALS LTD.

Richard Fifer

President and Chief Executive Officer

FOR FURTHER INFORMATION PLEASE CONTACT:
Petaquilla Minerals Ltd.
Phone: (604) 694-0021 Fax: (604) 694-0063
Toll-free: 1-877-694-0021
Website: www.petaquilla.com

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED THE
INFORMATION CONTAINED HEREIN.